UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 24, 2023

FINTECH ECOSYSTEM DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40914	86-2438985
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Springhouse Drive, Suite 204, Collegeville, PA	19426
(Address of principal executive offices)	(Zip Code)

(610) 226-8101

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, one right and one-half of one redeemable warrant	FEXDU	The Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	FEXD	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	FEXDW	The Nasdaq Capital Market
Rights included as part of the units	FEXDR	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On July 24, 2023, Fintech Ecosystem Development Corporation (the “Company”) issued a press release announcing that on July 24, 2023, its sponsor, Revofast LLC, deposited $110,000 into the Company’s trust account to extend the date by which the Company must consummate an initial business combination (the “Deadline Date”) from July 21, 2023, for an additional month, to August 21, 2023, the fourth of twelve possible one-month extensions of the Deadline Date available to the Company.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description

99.1	Press Release, issued July 24, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINTECH ECOSYSTEM DEVELOPMENT CORP.

By:	/s/ Saiful Khandaker
Name:	Saiful Khandaker
Title:	Chairman and Chief Executive Officer

Date: July 24, 2023

Exhibit 99.1

Fintech Ecosystem Development Corp. Announces

Fourth Extension of Deadline to Complete Initial Business Combination

COLLEGEVILLE, PA, July 24, 2023 – Fintech Ecosystem Development Corp. (Nasdaq: FEXD) (“the “Company”), announced today that its board of directors (the “Board”) has decided to extend the date by which the Company must consummate an initial business combination (the “Deadline Date”) from July 21, 2023 for an additional month, to August 21, 2023, and that its sponsor, Revofast LLC (the “Sponsor”) deposited $110,000 into the Company’s trust account in connection with this extension, the fourth of twelve potential one-month extensions of the Deadline Date available to the Company.

The Company’s Amended and Restated Certificate of Incorporation, as amended (the “Charter”), provides the Company with the right to extend the Deadline Date up to twelve times for an additional one month each time (each, an “Extension”), from April 21, 2023 to up to April 21, 2024.

About Fintech Ecosystem Development Corp.

Fintech Ecosystem Development Corp. is a special purpose acquisition company formed for the purpose of effecting one or more business combinations with an intent to focus on the financial technology sector. The Company is sponsored by Revofast LLC and the management team led by Chief Executive Officer, President and founder Dr. Saiful Khandaker and a team of experienced Fintech business and technology innovators.

For additional information, please visit www.fintechecosys.com.

Forward-Looking Statements

This press release may include, and oral statements made from time to time by representatives of the Company may include, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding possible business combinations and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this press release are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and prospectus for the Company’s initial public offering filed with the SEC. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Additional Information and Where to Find It

In connection with the proposed business combination and related transactions contemplated in connection therewith (the “Proposed Transaction”), the Company will publicly file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and prospectus of the Company, and after the registration statement is declared effective, the Company will mail a definitive proxy statement/prospectus relating to the Proposed Transaction to its stockholders. This website does not contain any information that should be considered by the Company’s stockholders concerning the Proposed Transaction and is not intended to constitute the basis of any voting or investment decision in respect of the Proposed Transaction or the securities of the Company. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, when available, as these materials will contain important information about the Company, the target company, and the Proposed Transaction. When available, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/ prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Fintech Ecosystem Development Corp., 100 Springhouse Drive, Suite 204, Collegeville, PA 19426, Attention: Investor Relations or by email at saiful@fintechecosys.com.

No Offer or Solicitation

This press release shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This press release does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in Solicitation

The Company, the business combination target, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Proposed Transaction. The Company’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in its Annual Report on Form 10-K, filed with the SEC on April 20, 2023 (the “Form 10-K”), which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the Proposed Transaction and other matters to be voted upon at the Company’s special meeting of stockholders will be set forth in the proxy statement/prospectus for the Proposed Transaction when available. Additional information regarding the interests of the participants in the solicitation of proxies from the Company’s stockholders with respect to the Proposed Transaction will be contained in the proxy statement/prospectus for the Proposed Transaction when available.